                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


March 31, 2003

                                 HYDRO ONE INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)
        483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |_| Form 40-F|X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes|_|   No|X|

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2 (b): 82-               .


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           HYDRO ONE INC.
                                           ------------------------------------
                                           (Registrant)

Date     March 31, 2003                    By
    -------------------------                -----------------------------------
                                           Name:    Laura Formusa
                                           Title:   General Counsel & Secretary

                                 HYDRO ONE INC.

                            ANNUAL FILING PURSUANT TO
                  SECTION 81(2) OF THE SECURITIES ACT (ONTARIO)


ITEM 1 - NAME OF REPORTING ISSUER

Hydro One Inc. ("Hydro One").

ITEM 2 - JURISDICTION

Ontario.

ITEM 3 - FINANCIAL YEAR END

December 31st.

ITEM 4 - VOTING SECURITIES

Hydro One has 100,000 common shares and 12,920,000 preferred shares issued and outstanding, all of which are owned by the Province of Ontario (the "Province").

Our preferred shares are entitled to a total annual dividend of $18 million which is payable quarterly. The declaration and payment of dividends on our common shares are at the sole discretion of our Board of Directors, but will be dependent upon our results of operations, financial condition, cash requirements and other relevant factors. We have paid dividends on our common shares of $235 million in respect of the year ended December 31, 2002.

ITEM 5 - DIRECTORS

Directors

The following table sets forth the name, municipality of residence and principal occupation of each of our directors.

        NAME AND MUNICIPALITY OF RESIDENCE                              PRINCIPAL OCCUPATION
         Glen Wright.................................................   Chair of the Board of Directors
         St. Agatha, Ontario
         (Chair since June 11, 2002)

         Geoff Beattie (1) (3).......................................   President, The Woodbridge Company Limited
         Toronto, Ontario
         (Director since June 11, 2002)

         Rita Burak  (3) (4) (5) ....................................   President and CEO, Network Executive Team,
         Toronto, Ontario                                               Management Consultants Inc.
         (Director since June 11, 2002 and Vice-Chair since
         August 22, 2002)

         Murray Elston (1) (4).......................................   President, Canada's Research-Based Pharmaceutical
         Manotick, Ontario                                              Companies
         (Director since June 11, 2002)

         Dr. Murray Frum (1) (3).....................................   Chair and CEO of Frum Development Group
         Toronto, Ontario
         (Director since June 11, 2002)

         Don MacKinnon  (4) (5) .....................................   President, Power Workers' Union
         Chatsworth, Ontario
         (Director since June 11, 2002)

         Eileen Mercier (1) (2)......................................   President, Finvoy Management Inc.
         Toronto, Ontario
         (Director since August 15, 2002)

         Hon. Bob Rae (2) (3)........................................   Partner, Goodmans LLP
         Toronto, Ontario
         (Director since June 11, 2002)

         Kenneth Taylor  (4) (5).....................................   Chair, Taylor and Ryan Inc.
         New York, NY USA
         (Director since June 11, 2002)

         Blake Wallace (2) (3) (5)...................................   Vice President and Director, Murray & Company
         Toronto, Ontario
         (Director since November 22, 2002)

         Adam Zimmerman (1) (2)......................................   Corporate Director
         Toronto, Ontario
         (Director since June 11, 2002)

----

(1)      Member of the Audit and Finance Committee

(2)      Member of the Corporate Governance Committee

(3)      Member of the Human Resources and Public Policy Committee

(4)      Member of the Regulatory and Environment Committee

(5)      Member of the Health and Safety Committee

Most of our directors were first appointed as directors on June 11, 2002 following the resignation of all of the external members of our board of directors effective June 4, 2002 and the resignation as a director of Ms. Eleanor Clitheroe, our former President and Chief Executive Officer, on June 11, 2002. The resignation of the external directors on June 4, 2002 was coincident with the introduction of Bill 80, the HYDRO ONE DIRECTORS AND OFFICERS ACT, 2002, in the Ontario legislature which, among other things, terminated the term of office of each director who held office on June 3, 2002. On June 11, 2002, the Province, our sole shareholder, announced the appointment of eleven members to the Board of Directors to serve in an interim capacity on the Board of Directors until a more permanent Board of Directors was appointed. The Province appointed a board of directors to replace the interim Board of Directors on August 15, 2002.

Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

ITEM 6 - EXECUTIVE COMPENSATION

See the Statement of Executive Compensation attached hereto as Schedule "A".

ITEM 7 - INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors or senior or executive officers of Hydro One, and no associate or affiliate of any of them, is or has ever been indebted to Hydro One, except for routine indebtedness.

ITEM 8 - INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

RELATIONSHIPS WITH THE PROVINCE AND OTHER PARTIES

OVERVIEW

The Province of Ontario owns all of our outstanding shares. As a result, the Province has the power to control all governance decisions affecting us. These decisions include the composition of our Board of Directors and, accordingly, control over our policies, the acquisition or disposition of assets, the incurrence of further debt and the payment of dividends to holders of our common and preferred shares.

The Ontario Energy Board is the principal regulator of Ontario's electricity industry. The Province appoints the members of the Ontario Energy Board and fills any vacancies on the Ontario Energy Board as it determines. The Ontario Energy Board is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the Ontario Energy Board and other directives aimed at addressing existing or potential abuses of market power by industry participants. The Independent Electricity Market Operator directs the operation of our transmission assets. The board of directors of the Independent Electricity Market Operator, other than its chief executive officer, is appointed by the Province in accordance with the regulations under the ELECTRICITY ACT, 1998.

TRANSFER ORDERS

The transfer orders pursuant to which we acquired Ontario Hydro's electricity transmission, distribution and energy services businesses as of April 1, 1999 did not transfer any asset, right, liability or obligation where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order. The transfer orders also did not transfer title to some assets located on lands held for bands or bodies of Indians under the INDIAN ACT (Canada). The transfer of title to these assets did not occur because authorizations originally granted by the Canadian Minister of Indian and Northern Affairs for the construction and operation of these assets could not be transferred without the consent of the Minister and the relevant Indian bands or bodies or, in several cases because the authorizations had either expired or had never been properly issued. Ontario Electricity Financial Corporation holds these assets.

We are obligated under the transfer orders to manage both the assets held in trust until we have obtained all consents necessary to complete the transfer of title to these assets to us and the assets otherwise retained by Ontario Electricity Financial Corporation that relate to our businesses. We have entered into an agreement with Ontario Electricity Financial Corporation under which we are obligated, in managing the assets, to take instructions from Ontario Electricity Financial Corporation if our actions could have a


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                                      -4-



material adverse effect on it. Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with us before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of our businesses. The consent of Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro on April 1, 1999 in a similar manner to its other successor corporations. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the ELECTRICITY ACT, 1998, Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under our indemnity from Ontario Electricity Financial Corporation as discussed below. By the terms of the transfer orders, each transferee indemnifies Ontario Electricity Financial Corporation with respect to any assets and liabilities not effectively transferred and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

INDEMNITIES

Ontario Electricity Financial Corporation indemnified us with respect to the failure of the transfer orders to transfer any asset, right or thing or any interest therein related to our business to us and some of our subsidiaries, some adverse claims or interests of third parties or based on title deficiencies arising from the transfer orders, except for some claims and rights of the Crown, and claims related to any equity account previously referred to in the financial statements of Ontario Hydro including amounts relating to any judgment, settlement or payment in connection with litigation initiated by some utilities commissions. The Province has unconditionally and irrevocably guaranteed to us and our subsidiaries the payment of all amounts owing by Ontario Electricity Financial Corporation under its indemnity.

The indemnity specifically excludes any matter for which we have agreed or are required to indemnify Ontario Electricity Financial Corporation pursuant to or in connection with any transfer order. It also excludes any claim related to any aboriginal title or rights or the absence of a permit, right-of-way, easement or similar right in respect of lands held for Indian bands under the INDIAN ACT (Canada). It also excludes any payment made, or loss, expense or liability incurred by us as a result of the failure of a transfer order to transfer any asset of Ontario Hydro described in the provisions of the transfer order relating to ineffective transfers.

The indemnity does not cover the first $10,000 in value of each claim and only applies to the amount by which the total of all claims exceeds $10 million. We are obliged to pay Ontario Electricity Financial Corporation a fee for the indemnity of $5 million per year until such time as the parties agree that the indemnity should be terminated. We anticipate that we will require the indemnity until all indemnifiable claims have been identified and finally determined by a non-appealable court order. The indemnity ceases to be available to any of our subsidiary corporations if we cease to control them unless the cessation of ownership results from the sale of the shares of a subsidiary in connection with the enforcement of security on such shares by an arm's-length creditor of Hydro One. The indemnity can be assigned under some conditions with the consent of the Minister of Finance.

The Province has also agreed to indemnify the directors of Hydro One for any liabilities reasonably incurred by them in respect of any civil, criminal or administrative action or proceeding to which they are made a party to the extent that these liabilities result from a claim or determination that their approval of the indemnity by Ontario Electricity Financial Corporation constituted a breach of their duty to exercise the care, diligence or skill that a reasonably prudent person would exercise in comparable circumstances.

We have indemnified Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, deficiencies, costs and expenses arising from matters relating to our business and any failure by us to comply with our obligations to Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to us under the transfer orders, make and remit employee source deductions, i.e., tax withholding amounts, and employer contributions, manage the real and personal properties which Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to us, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by Ontario Electricity Financial Corporation in trust for us.

INDEBTEDNESS

Hydro One incurred debt, on behalf of Hydro One and some of our subsidiaries, in connection with the acquisition of substantially all of the assets, liabilities, rights and obligations of Ontario Hydro's electricity transmission, distribution and energy services businesses. The aggregate principal amount of this debt outstanding as at December 31, 2002 was approximately $2.5 billion and was held by Ontario Electricity Financial Corporation in the form of notes with varying interest rates and maturity dates from 2002 to 2007. On February 20, 2003, we issued approximately $213,727,000 of additional notes to Ontario Electricity Financial Corporation pursuant to an agreement between us and Ontario Electricity Financial Corporation dated February 20, 2003 to evidence payment by us to Ontario Electricity Financial Corporation of an amount to reduce the rate of interest payable on certain of the then outstanding notes. On March 5, 2003, Ontario Electricity Financial Corporation sold approximately $2.1 billion of these outstanding notes in a public offering in the Canadian debt capital markets.

TRANSMISSION CORRIDORS

On June 27, 2002, the Province passed the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 that provided for, among other things, ownership of all transmission corridor and abutting lands to be transferred from us to the Province in exchange for a statutory right to use the lands for transmission and distribution purposes effective December 31, 2002. We also retained the obligation to incur certain ongoing expenditures related to our use of this land, including maintenance, property taxes and any future environmental remediation work that may be required by the Province. The Ontario Energy Board is authorized to restrict or discontinue any use of the transmission corridor lands that interferes with the transmission system.

OPERATIONAL MATTERS

Hydro One, Ontario Power Generation Inc., the Independent Electricity Market Operator, Electrical Safety Authority and Ontario Electricity Financial Corporation were parties to a revenue allocation agreement governing the allocation of revenues collected by Ontario Power Generation Inc. under bundled customer contracts from and after January 1, 1999. This agreement expired upon the wholesale and retail electricity markets in Ontario becoming open to competition, commonly referred to as "Open Access", on May 1, 2002. Hydro One receives its revenues, which are in part collected by the Independent Electricity Market Operator from customers, in accordance with the rules established under the ELECTRICITY ACT, 1998 and the ONTARIO ENERGY BOARD ACT, 1998, and the ELECTRICITY PRICING, CONSERVATION AND SUPPLY ACT.

Prior to Open Access, Hydro One and the Independent Electricity Market Operator were parties to an interim operating agreement which set forth the terms and conditions under which the Independent

Electricity Market Operator directed the operation of our transmission assets. Hydro One and the Independent Electricity Market Operator have entered into an operating agreement, which took effect upon Open Access, setting out the specific responsibilities of both parties relating to the provision of transmission service. Hydro One also purchases power from the Independent Electricity Market Operator administered spot market (which was administered by Ontario Power Generation Inc. prior to Open Access).

Hydro One has several service agreements with the other successor corporations to Ontario Hydro, primarily Ontario Power Generation Inc. These services include field and engineering, logistics, corporate, telecommunications and information technology services.

PAYMENTS IN LIEU OF CORPORATE TAXES

We and our subsidiaries are exempt from taxes under the INCOME TAX ACT (Canada) and the CORPORATIONS TAX ACT (Ontario) because we are wholly-owned by the Province and each of our subsidiaries is, in turn, wholly-owned (directly or indirectly) by us. However, pursuant to the ELECTRICITY ACT, 1998, we and each of our subsidiaries are required to pay amounts to Ontario Electricity Financial Corporation, which are referred to as payments in lieu of corporate taxes, in respect of each taxation year, generally equal to the amount of tax that we would be liable to pay under the INCOME TAX ACT (Canada) and the CORPORATIONS TAX ACT (Ontario) if we were not exempt from taxes thereunder.

SHAREHOLDER'S AGREEMENT AND DIVIDEND POLICY

We have entered into a shareholder's agreement with the Province relating to our corporate governance. Under this agreement, we must provide the Province with the financial and non-financial information necessary to allow the Province to periodically inform Ontario's legislature regarding our ongoing performance. This information includes all significant or contentious matters, progress reports concerning compliance with market power mitigation measures, information in respect of all matters requiring shareholder approval and all financial reports. Additionally, the shareholder's agreement requires that we consult with the Province with respect to matters concerning our dividend policy and obtain approval from the Province in advance of any proposal to issue or transfer shares in Hydro One or its subsidiaries, any major transaction, including the sale of assets, which would potentially have a material effect on the financial interest of the Province or our ability to make payments to Ontario Electricity Financial Corporation or payments in lieu of taxes under the ELECTRICITY ACT, 1998.

ITEM 9 - AUDITORS OF HYDRO ONE

Ernst & Young LLP, Chartered Accountants.

ITEM 10 - MANAGEMENT CONTRACTS

None.

Certified as of this 28th day of March, 2003.

                                     HYDRO ONE INC.


                                     By:  (Signed)"KEN HARTWICK"
                                         --------------------------------------
                                         Ken Hartwick
                                         Chief Financial Officer and
                                         Senior Vice President, Finance

                                  SCHEDULE "A"

                       STATEMENT OF EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

The following table sets forth the annual compensation for the years ended December 31, 2000 to 2002 for each individual who served or acted as Chief Executive Officer, for each of the four most highly compensated executive officers at the end of the most recently completed financial year, and for an individual who would have been one of the four most highly compensated executive officers but for the fact that the individual was not serving as an officer at the end of the most recently completed financial year ("Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                              ANNUAL COMPENSATION
                                                                           --------------------------
                                                                           OTHER ANNUAL    ALL OTHER
                                               YEAR    SALARY    BONUS(1)  COMPENSATION  COMPENSATION
                                               ----   --------   --------  ------------  ------------
Tom Parkinson                                  2002   $441,666   $300,000   $137,961(3)
President and Chief Operating Officer (2)      2001   $ 54,545   $ 35,000   $  9,244

Glen Wright                                    2002   $149,326   $      0   $  8,899
Chair (4)

Eleanor Clitheroe                              2002   $445,009   $      0   $236,183(6)
President and Chief Executive Officer (5)      2001   $750,000   $806,250   $625,930
                                               2000   $700,000   $490,000   $325,295

Rod Taylor                                     2002   $433,333   $143,000   $ 80,466(7)
Executive Vice President, Planning and         2001   $487,500   $285,413   $ 95,472
   Development                                 2000   $425,000   $231,625   $ 99,546

Joan Prior                                     2002   $400,000   $140,000   $ 86,533(8)
Executive Vice President and General Counsel   2001   $450,000   $278,156   $ 89,715
   and Secretary                               2000   $425,000   $242,250   $ 75,991

Ken Hartwick                                   2002   $400,000   $220,000   $102,297(9)
Chief Financial Officer and Senior Vice        2001   $369,734   $215,000   $ 48,612
   President, Finance                          2000   $ 74,242   $ 75,250   $ 61,938

Mike Bermon                                    2002   $315,000   $121,275   $ 74,127(10)
Senior Vice President and Chief Regulatory     2001   $315,000   $158,602   $ 67,255       $ 21,750(11)
   Officer                                     2000   $300,000   $135,000   $ 77,668       $ 41,625(11)

Malen Ng                                       2002   $358,199   $116,700   $ 88,440(12)   $ 75,134(13)
Executive Vice President, Wires Operations     2001   $450,000   $280,575   $ 83,472
                                               2000   $425,000   $255,000   $104,484

(1)      Represents bonuses paid under our short-term incentive plan.

(2) Mr. Parkinson was appointed President and Chief Operating Officer of Hydro One on July 19, 2002 and has acted in the capacity of Chief Executive Officer, along with Mr. Wright, since that date. Prior to July 19, 2002, Mr. Parkinson had been President and Chief Executive Officer of Hydro One Network Services Inc. since November 12, 2001.

(3) This amount includes an executive allowance of $33,332, payment of $50,000 for a club membership initiation fee, payment of $27,077 under the flexible benefits program and payment of $20,123 for unused vacation.

(4) Mr. Wright was appointed Chair of Hydro One on June 4, 2002 and has acted in the capacity of Chief Executive Officer, along with Mr. Parkinson, since July 19, 2002.

(5) Ms. Clitheroe's employment with Hydro One was terminated on July 19, 2002.

(6) This amount includes $59,292 for unused vacation, and payment of $74,657 for taxes on vacation payments made in 2001.

(7) This amount includes an executive allowance of $30,000 and payment of $31,262 under the flexible benefits program.

(8) This amount includes an executive allowance of $30,000 and payment of $38,448 under the flexible benefits program.

(9) This amount includes an executive allowance of $30,000 and payment of $50,000 for a club membership initiation fee.

(10) This amount includes an executive allowance of $40,000.

(11) These amounts represent payments for a signing bonus.

(12) This amount includes an executive allowance of $30,000 and payment of $39,236 under the flexible benefits program.

(13) Represents an amount paid in connection with the resignation of the officer's employment, effective as of October 7, 2002

Hydro One has established a short-term incentive plan ("Short Term Incentive Plan") for our executive and managerial employees, as well as separate plans for staff represented by the Power Workers' Union and the Society of Energy Professionals. Effective January 1, 2003, the plan was eliminated for the Society of Energy Professionals. However, the Power Workers' Union plan is still in effect. With respect to the latter plan, each year, threshold, target and maximum level performance targets are established for eligible employees and, at the end of the year, the performance of Hydro One and the eligible employees are measured against these goals.

The Human Resources and Public Policy Committee of our Board of Directors made a number of changes in management compensation during 2002 with respect to base salary, short term incentive and long term incentive. With respect to long term incentive, our Board of Directors, on the advice of the Committee, has decided to discontinue our long term incentive plan effective December 31, 2002. Any credits which have been earned by employees up until that date will be paid, assuming that we meet our financial targets for the performance periods in question. This plan provided for executive and managerial employees to receive notional incentive units in proportion to their base salaries. These units appreciated in value based on achievement of a performance goal based on cumulative net income over three year performance periods. This Plan provided that awards would vest and be paid over a three year period, provided the employee remains employed by Hydro One, unless otherwise agreed to in individual employment contracts. There were two performance periods introduced before the plan was discontinued. The first performance period ran from January 1, 2000 to December 31, 2002 and the second performance period ran from January 1, 2001 to December 31, 2003. 100% of the awards will be paid out for the first performance period and two-thirds of the awards will be paid out for the second performance period, provided the employee remains employed by Hydro One, and provided that the cumulative three-year net income goal is achieved. There are approximately 345 managerial employees eligible for awards, as at December 31, 2002. Mike Bermon is eligible under the long term incentive plan and for the 2000-2002 performance period was granted 120,000 performance units, which will result in a payment to him in the amount of $137,784 in 2003.

Each of the Named Executive Officers participate in the Hydro One Pension Plan consisting of the registered pension plan and a supplementary pension plan. The projected credited years of service that each will have is as follows: Mr. Parkinson - 22.17 years at age 65; Mr. Wright - 2 years at age 60; Ms. Clitheroe
- 16.24 years as of date of termination (July 19, 2002); Mr. Taylor - 23.1667 years as of December 31, 2002; Ms. Prior - 16.9167 years as of December 31, 2002; Mr. Hartwick - 26.9 years at age 65; Mr. Bermon - 7.38 years as of March 31, 2003; and Ms. Ng - 26.6712 years as of December 31, 2002.

Benefits payable under the registered pension plan are restricted by the INCOME TAX ACT (Canada). This limit on benefits affects members whose annual earnings exceed approximately $98,000. Participants whose pensions would otherwise be restricted by the INCOME TAX ACT (Canada) participate in an unregistered supplementary pension plan that provides benefits equal to the difference between the INCOME TAX ACT (Canada) maximum pension benefits and the benefits determined in accordance with the formula set out in the registered pension plan. The supplementary pension plan is unfunded and the additional retirement income is paid from general revenues. The supplementary pension plan is secured by a letter of credit.

The following table reflects an estimate of total annual benefits payable under the registered pension plan and the unregistered supplementary pension plan. The table as set out below assumes a normal retirement age of 65, and assumes that year's maximum pensionable earnings established under the Canada Pension Plan in the future is the same as for 2002. Retirement at an earlier age may cause benefits to be subject to an early retirement discount.

                               PENSION PLAN TABLE



   HIGHEST 36 MONTHS        15 YEARS OF        20 YEARS OF        25 YEARS OF        30 YEARS OF        35 YEARS OF
   AVERAGE EARNINGS           SERVICE            SERVICE            SERVICE            SERVICE            SERVICE
   -----------------        -----------        -----------        -----------        -----------        -----------
          $200,000              $56,259            $75,013            $93,766           $112,519           $131,272
           300,000               86,259            115,013            143,766            172,519            201,272
           400,000              116,259            155,013            193,766            232,519            271,272
           500,000              146,259            195,013            243,766            292,519            341,272
           600,000              176,259            235,013            293,766            352,519            411,272
           800,000              236,259            315,013            393,766            472,519            551,272
         1,000,000              296,259            395,013            493,766            592,519            691,272


For each year of credited service under the Hydro One Pension Plan, to a maximum of 35 years, the benefit provided for each of the officers who participate in the plan is equal to 2% of the member's average base annual earnings during the 36 consecutive months when his or her base earnings were highest, reduced by 0.625% of the member's average base annual earnings up to the year's maximum pensionable earnings during the 60 consecutive months when his or her base earnings were highest. Base annual earnings are comprised of the member's salary and 50% of his or her short term incentive. Unless altered by contractual agreement, the Hydro One Pension Plan provides for early retirement with an unreduced pension at the earlier of age 65 or, in the case of Ms. Ng only, age 60, and the attainment of years of age plus continuous employment totalling 82 or more. A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55 or, in the case of

Ms. Ng, age 50. Pension increases of 100% of the increase in the Ontario consumer price index will be given on January 1 of each year to pensioners, beneficiaries and terminated employees with deferred pensions. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member's death to his or her spouse at the rate of 66 2/3% of the amount the member was receiving.

Each of Mr. Parkinson, Ms. Clitheroe, Mr. Taylor, Ms. Prior, Mr. Hartwick, Mr. Bermon and Ms. Ng had entered into an employment agreement with Hydro One as of January 1, 2002. In June 2002, the Province of Ontario passed the HYDRO ONE INC. DIRECTORS AND OFFICERS ACT, 2002, which directed the Board of Directors of Hydro One to negotiate new employment agreements with designated officers of Hydro One Inc., being Ms. Clitheroe, Mr. Taylor, Ms. Ng, Ms. Prior and Mr. Hartwick, with the express purpose that the new agreements would provide for reduced remuneration and benefits to be received by those officers. Hydro One entered into new employment agreements with each of Mr. Taylor, Ms. Ng, Ms. Prior and Mr. Hartwick.

The employment of Eleanor Clitheroe as President and Chief Executive Officer of Hydro One was terminated for cause effective July 19, 2002. The Board of Directors appointed Tom Parkinson as President and Chief Operating Officer of Hydro One, also effective as of July 19, 2002 and, in connection with such appointment, Mr. Parkinson has entered into a new employment agreement with Hydro One. The compensation for Mr. Parkinson, Mr. Taylor, Ms. Prior, Mr. Hartwick and Ms. Ng reflected in the Summary Compensation Table above reflects their compensation for 2002 which was paid, in each case, partially pursuant to their prior employment agreements and partially under their new employment agreements. Ms. Ng, Mr. Taylor and Ms. Prior each resigned from Hydro One effective October 7, 2002, January 1, 2003 and January 2, 2003, respectively.

Mr. Parkinson is entitled under his employment agreement to the salary, benefits and pension entitlement described above. If Mr. Parkinson's employment is terminated by Hydro One without cause, Mr. Parkinson is entitled to receive an amount equal to two times his base salary at the date of termination in equal monthly instalments, and to receive benefits, over a period of 24 months, a bonus of not less than 25% of his base salary during such period and reimbursement of certain relocation costs. Mr. Parkinson will continue to earn credited service under the Hydro One Pension Plan during such period. Mr. Parkinson's employment agreement provides that termination without cause includes (i) if the functions, duties and responsibilities and/or reporting and governance arrangements relating to the position of President and Chief Operating Officer of Hydro One are materially altered without Mr. Parkinson's consent or (ii) if Mr. Parkinson is requested by Hydro One to accept reduced compensation or terms and conditions of employment less favourable than those included in his employment agreement. Mr. Parkinson may elect to receive the salary and bonus to which he becomes entitled on termination in a lump-sum payment in which case he will not earn further credited service under the Hydro One Pension Plan or supplemental pension plan.

Upon termination for cause, Ms. Clitheroe's only entitlements were as prescribed by the HYDRO ONE INC. DIRECTORS AND OFFICERS ACT, 2002. Under the Act, any existing contractual or other rights to compensation upon the termination of Ms. Clitheroe's employment were deemed to have expired. Ms. Clitheroe's pension and supplemental pension rights were limited to those under the Hydro One Pension Plan calculated on the same basis as for other members of the plan. Hydro One was served in August, 2002 with a statement of claim on behalf of Ms. Clitheroe alleging libel and slander and seeking specific performance of her employment contract. The amount claimed for the slander and libel claims is $10 million. No amount is specified in the specific performance claim as it simply asks that the payments to which she would have been entitled under her contract be paid and maintained.

Mr. Taylor became entitled, upon his resignation, to receive an amount equal to two times his base salary at the date of resignation in equal monthly instalments, and to receive benefits, over a period of 24


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months. Mr. Taylor will continue to earn credited service under the Hydro One
Pension Plan and the supplemental pension plan during such 24 month period.

Ms. Prior became entitled, upon her resignation, to receive an amount equal to two times her base salary at the date of resignation in equal monthly instalments, and to receive benefits, over a period of 24 months. Ms. Prior will continue to earn credited service under the Hydro One Pension Plan and the supplemental pension plan during such 24 month period.

Mr. Hartwick is entitled under his employment agreement to the salary, benefits and pension entitlement described above. If Mr. Hartwick's employment is terminated by Hydro One without cause, Mr. Hartwick is entitled to receive an amount equal to two times his base salary at the date of termination in equal monthly instalments, and to receive benefits, over a period of 24 months. Mr. Hartwick will continue to earn credited service under the Hydro One Pension Plan and the supplemental pension plan during such 24 month period.

Mr. Bermon is entitled under his employment agreement to the salary, benefits and pension entitlement described above. Upon terminating his employment effective March 31, 2003, Mr. Bermon will become entitled to receive the pro-rated portion of any bonus earned by him up to the date of termination and a lump-sum payment equal to fifteen months of compensation (as defined in the agreement) and his pension. For purposes of the agreement, compensation includes salary, executive allowance and bonus based on the lowest bonus earned by Mr. Bermon in the three years preceding the date of termination.

Ms. Ng became entitled, upon her resignation, to receive an amount equal to two times her base salary at the date of resignation in equal monthly instalments, and to receive benefits, over a period of 24 months. Ms. Ng will continue to earn credited service under the Hydro One Pension Plan and the supplemental pension plan during such 24 month period.

REPORT ON EXECUTIVE COMPENSATION

RESPONSIBILITIES OF HUMAN RESOURCES AND PUBLIC POLICY COMMITTEE

The mandate of the Human Resources & Public Policy Committee (the "Committee") includes reviewing the performance and remuneration of our senior executives, including recommending to the Board of Directors the remuneration of the President. In addition, the Committee is responsible for reviewing the appropriateness of our current and future organizational structure, succession plans for corporate and divisional officers, and providing advice to the Board of Directors on public affairs issues that have a significant impact on our company.

GENERAL

In 2002, the Committee revised the compensation policy for its managerial staff, including executive officers. The compensation of Hydro One's executive officers, including those named in the Summary Compensation Table (the "Named Executive Officers"), is determined by the Board of Directors upon recommendation made by the Committee.

Hydro One's executive compensation program is designed to establish pay levels based on performance and be competitive with Canadian utility and energy companies, both publicly and privately owned. The design of the program facilitates the attraction, motivation and retention of executives, critical for Hydro One's current and long-term success.

The level of responsibility and the relative importance of all positions in Hydro One are evaluated to establish appropriate bases for internal and external comparison. To provide maximum objectivity, the


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                                      -12-



evaluation of each executive officer position is determined by the Committee based on the advice of independent compensation consultants.

Compensation for executive officers consists of a base salary and an opportunity for an annual short term incentive, all of which are overseen by the Committee.

BASE SALARY

The Committee establishes salary ranges for the positions held by executive officers following a review of market data from peer group, industry and national surveys provided by independent consultants. In 2002, the Committee revised the compensation policy in relation to base salary. The peer group used by Hydro One for this purpose consists of Canadian utility and energy companies, both publicly and privately owned. Hydro One's policy for base salaries for executive officers is the 75th percentile of the target market. The actual level of base salary, within the approved range for each executive officer, including the Named Executive Officers, is determined on the basis of job function and the individual's performance and experience.

SHORT TERM INCENTIVE

Hydro One's Short Term Incentive Plan provides an opportunity for participants, including the Named Executive Officers, to earn an annual cash incentive payment based on the achievement of performance targets set by the Board. In 2002, the Committee revised the compensation policy in relation to the payment of short term incentives. Performance is measured by comparing actual results against targets established at the beginning of the year.

Potential awards are expressed as a percentage of base salary. The Committee has approved reductions to the Short Term Incentive Plan for the Named Executive Officers, which will result in potential awards ranging between 0% and 50% of base salary when target performance criteria are met and subject to the discretion of the Committee.

LONG TERM INCENTIVE

The long term incentive plan is described above.

PRESIDENT AND CHIEF OPERATING OFFICER COMPENSATION

The pay-for-performance philosophy of Hydro One's executive compensation program applies equally to the President and Chief Operating Officer. The compensation of the President and Chief Operating Officer is recommended by the Committee and approved by the Board after careful assessment of personal contribution to the performance of Hydro One. This assessment is based on a number of quantitative and qualitative factors which include financial results, strategic planning and initiatives, personal leadership and business acumen.

COMPENSATION OF DIRECTORS

The by-laws of Hydro One provide that directors may receive reasonable remuneration for their services, commensurate with their duties, together with reimbursement for all reasonable expenses incurred in fulfillment of their duties, including travelling expenses. The amount of such remuneration is determined by the Board of Directors from time to time. The following remuneration is currently paid to directors:

  Retainer for directors                                   $25,000 per annum
  Retainer for Committee Chairs                            $3,000 per annum
  Participation in Board and Committee Meetings            $900 per meeting


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The fees are reviewed periodically.

Directors' fees, less statutory deductions, are paid quarterly by direct deposit or cheque as requested.

The Board of Directors determined that for the period of time that the Chair acts as both Chair and in the capacity of Chief Executive Officer, he would receive remuneration for one year of $250,000 plus $50,000 for his Chief Executive Officer duties, and be eligible for a bonus up to a maximum of 50% at the end of his term, in the discretion of the Board of Directors.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no insiders of Hydro One or any associates or affiliates of insiders of Hydro One, other than as disclosed above under Item 8 in our Annual Filing Pursuant to Section 81(2) of the SECURITIES ACT (Ontario) to which this Schedule A is attached, who had material interests in any transaction or proposed transaction involving Hydro One in the financial year ended December 31, 2002 which has materially affected or would material affect Hydro One or any of its subsidiaries.

The foregoing report has been made by the members of the Human Resources and Public Policy Committee:

(signed)
Rita Burak, Chair
Geoff Beattie
Dr. Murray Frum
Hon. Bob Rae
Blake Wallace